As filed with the Securities and Exchange Commission on November 2, 2004

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

COMSYS IT PARTNERS, INC.

(Formerly known as Venturi Partners, Inc.)
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7363	56-1930691
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4400 Post Oak Parkway, Suite 1800
Houston, TX 77027
(713) 386-1400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Margaret G. Reed
Senior Vice President, General Counsel and Corporate Secretary
COMSYS IT Partners, Inc.
4400 Post Oak Parkway, Suite 1800
Houston, TX 77027
(713) 386-1400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Seth R. Molay, P.C.
Tracy A. Crum
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201
(214) 969-2800

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount Of
	Amount To Be	Offering Price Per	Aggregate Offering	Registration
Title of Shares To Be Registered	Registered (1)	Share (2)	Price (2)	Fee
Common Stock, $0.01 par value	15,142,975	$7.80	$118,115,205.00	14,966

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers such indeterminate number of shares of common stock as may be required to prevent dilution resulting from stock splits, stock dividends or similar events.

(2)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sales price for the common stock as reported on the Nasdaq National Market on October 29, 2004.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Subject to Completion, dated November 2, 2004

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

COMSYS IT Partners, Inc.
4400 Post Oak Parkway, Suite 1800
Houston, TX 77027
(713) 386-1400

15,142,975 Shares of Common Stock
(par value, $.01 per share)

     The shares of our common stock included in this prospectus are being offered for sale by certain of our stockholders. We will not receive any proceeds from the sale of these shares by the selling stockholders.

     Our common stock is traded on the Nasdaq National Market under the symbol “CITP.” On October 29, 2004, the last sale price of our common stock as reported on the Nasdaq National Market was $7.60 per share.

     Investing in our common stock involves risks. See the sections entitled “Risk Factors” in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus for certain risks and uncertainties that you should consider as well as the risk factors beginning on page 4 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____________, 2004.

i

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus and any prospectus supplement, including information incorporated by reference, may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to the merger of VTP, Inc., a wholly-owned subsidiary of Venturi Partners, Inc., with and into COMSYS Holding, Inc., which closed on September 30, 2004 and is referred to in this prospectus as the “merger,” and the financial condition, results of operations, plans, objectives, future performance and business of COMSYS IT Partners, Inc. (formerly Venturi Partners, Inc.) and its subsidiaries. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in, or incorporated into, this prospectus or any prospectus supplement that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

     These forward-looking statements are based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, including:

•	our ability to retain and motivate key employees;

•	changes in levels of unemployment and other economic conditions in the United States, or in particular regions or industries;

•	weakness or reduction in corporate information technology spending levels;

•	our ability to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; and

•	the challenges of integration and restructuring associated with the merger or other planned business activities and the challenges of achieving anticipated synergies.

     Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. Any or all of our forward-looking statements in or incorporated into this prospectus or any prospectus supplement may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in or incorporated into this prospectus or any prospectus supplement will be important in determining future results. Actual future results may vary materially. Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf registration” process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell up to 15,142,975 shares of our common stock described in this prospectus. The shares included in this prospectus (1) were issued in connection with the financial restructuring of Venturi Partners in April 2003, or were or will be issued upon conversion or exercise of other securities issued in connection with the restructuring or (2) were issued in connection with the merger. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition and results of operations may have changed since that date.

     Unless otherwise indicated in this prospectus or any prospectus supplement or the context otherwise requires, all references in this prospectus or any prospectus supplement to “COMSYS,” the “Company,” “us,” “our,” or “we,” are to COMSYS IT Partners, Inc. and its consolidated subsidiaries. References to “COMSYS Holding” are to COMSYS Holding, Inc. prior to the merger. References to “Venturi Partners” are to Venturi Partners, Inc. prior to the merger.

THE COMPANY

Overview

     COMSYS is a leading IT staffing and solutions company that provides crucial IT related services such as IT staffing services, vendor management services and project solutions services. On September 30, 2004, we completed the merger of our wholly owned subsidiary VTP, Inc., with and into COMSYS Holding, Inc. In the merger, COMSYS Holding, Inc. survived and continues as one of our wholly owned subsidiaries. At the effective time of the merger, we changed the name of our corporation from “Venturi Partners, Inc.” to “COMSYS IT Partners, Inc.” We now have an expanded coast-to-coast presence of nearly 40 offices in 23 states and the U.K. and engage approximately 5,000 IT professionals serving commercial clients in 13 industry segments and a variety of state and local government agencies. Ten offices have more than 200 consultants each and 16 offices have more than 100 consultants each. We are headquartered in Houston, Texas.

     Also on September 30, 2004, we completed the sale of our commercial staffing services division, which involved the sale by our subsidiary, PFI Corp., of the outstanding capital stock of Venturi Staffing, Inc. to CBS Personnel Services, Inc. (formerly known as Compass CS Inc.) for approximately $30.3 million in cash and the assumption of approximately $700,000 in liabilities. CBS Personnel Services, Inc. is an affiliate of The Compass Group International LLC, which itself is an affiliate of Inland Partners, L.P. and Links Partners, L.P. Prior to the merger, Inland Partners, L.P. and Link Partners, L.P., collectively beneficially owned approximately 23.8% of our common stock and following the merger collectively beneficially own approximately 9.4% of our common stock. In addition, one of our directors, Mr. Sabo is a director of CBS Personnel Services, Inc. and a principal of The Compass Group International LLC, the ultimate parent entity of CBS Personnel Services, Inc., Inland Partners, L.P. and Links Partners, L.P.

Services

     IT Staffing Services

     We provide a wide range of IT staffing services to diversified vertical markets, including financial services, insurance, telecommunications, energy, pharmaceutical, healthcare and federal, state and local governments. We deliver qualified consultants and project managers for contract assignments and full-time employment across most technology disciplines. We have a variable cost model in which revenue and cost of services are primarily provided on a time and materials basis. The majority of our billable consultants are compensated on an hourly basis only for the hours that are billed by us to our client. An assignment can be from 30 days to a period of several months or more, with an anticipated average duration of six months. The consultants who perform IT services for our clients consist of our consultant employees as well as independent contractors and subcontractors. With respect to our consultant employees, we are responsible for all employment-related taxes, including medical and healthcare costs, workers’ compensation and federal social security and state unemployment taxes. We bill our clients for the number of hours worked in providing services to the client. Hourly bill rates for such services are typically determined based on the supply and demand of the current market. The bill rates for some assignments are based on a mark-up over compensation and other direct and indirect costs.

     Vendor Management Services

     Vendor management services, or VMS, is a supply chain management service offering for the management of procurement and expenditures for temporary information technology, clerical, finance and accounting, and light industrial personnel. Our VMS provides a structured approach consisting of process management and a web-based software tool to quantify and manage the expenditures that a client makes for these contracted services. The contracted services are often provided to a large client by hundreds of companies. VMS provides a mechanism for clients to reduce their expenditures for temporary information technology, clerical, finance and accounting and light industrial personnel services by standardizing pay rates for similar positions and reducing the number of suppliers providing these services. VMS gives our clients the ability to leverage their purchasing power for these temporary personnel services by standardizing their requisitioning, contracting and procurement processes. Clients also benefit from contracting with only one supplier, receiving a consolidated invoice and having a single point of contact while retaining access to a full range of resources offered by a diverse portfolio of suppliers. Our VMS implementation processes have been ISO 9001:2000 certified.

     Project Solutions

     As an extension of our underlying core competencies in recruiting and staffing IT resources, we offer our clients specialized project services that include project managers, project teams and turn-key deliverable-based solutions in the application development, application integration and re-engineering, application maintenance and application testing practice areas. We provide these solutions through a framework of integrated project methods. We deliver these solutions through teams deployed on-site, offsite at development centers located in Kalamazoo, Michigan, Somerset, New Jersey and Portland, Oregon and through a strategic alliance, off-shore at technology centers located in India. These services are contracted on a time and materials or fixed-price basis. We have a number of specialty practice areas including: SAS, ERP, Microsoft, Globalization and Business Intelligence.

Sales and Marketing

     We employ a centralized sales and marketing strategy that focuses on both national and local accounts. The marketing strategy is implemented on both a national level and locally through each of our branch offices. At the national level, we focus on attaining preferred vendor status with Fortune 500 companies. We are also supported by centralized proposals and contract services departments, a strategic accounts group, a national recruiting center, an e-account management group, a project services group and a vendor management sales force, all of which assist in the development of responses to requests for proposal from large accounts and support our efforts in new client development activity.

     Local accounts are targeted through account managers at the branch office level, permitting us to capitalize on the established local expertise and relationships of its branch office employees. These accounts are solicited through personal sales presentations, telephone and e-mail marketing, direct mail solicitation, referrals and advertising in a variety of local and national media. Although local offices retain flexibility with regard to local customer and employee issues, these offices adhere to company-wide policies and procedures and a set of best practices designed to ensure quality standards throughout the organization. Local employees are encouraged to be active in civic organizations and industry trade groups to facilitate the development of new customer relationships.

     Local office employees report to a branch manager who is responsible for day-to-day operations and the profitability of the office. Branch managers report to regional vice presidents. Regional vice presidents have substantial autonomy in making decisions regarding the operations in their region, although sales activities directed toward strategic accounts are coordinated at a national level.

Employees and Consultants

     Of our approximately 5,050 consultants on assignment as of October 1, 2004, approximately 70% were employee consultants and approximately 30% were subcontractors and independent contractors. In addition, as of that date, we had approximately 850 permanent staff employees consisting primarily of management, administrative staff and sales and account managers. None of our employees are covered by collective bargaining agreements, and management believes that its relationships with its employees are good.

     We recruit our consultants through both centralized and decentralized recruiting programs. Our recruiters use our internal proprietary database, FOX, the Internet, local and national advertisements and trade shows. FOX is an integrated, web-based sales and recruiting application we developed. The interactive system maintains a current database containing information on over 300,000 candidates, including skills, education, desired work location and other employment-related information. The system enables us to scan, process and store thousands of resumes, making it easier for placement managers to identify, qualify and place consultants in a timely manner. FOX also allows billable consultants to electronically review and apply for job openings. In addition, we use our national recruiting center in Houston, Texas and, through a subcontractor, an offshore recruiting center in India. Both of these centers add to our local recruitment effort by providing additional resources to meet clients’ critical timeframes and broadening our capability to deliver resources in areas of the country where no local office exists. We also recruit qualified candidates through our candidate referral program, through which it pays a referral fee to eligible individuals responsible for attracting new recruits who are successfully placed on an assignment by us.

     In an effort to attract a broad spectrum of qualified billable consultants, we offer a wide variety of employment options and training programs. Through our training and development department, we offer an online training platform to our consultants. This program includes over 900 self-paced IT and business-related courses and eight technical certification paths in course areas such as software development, enterprise data systems, internet and network technologies, web design, project management, operating systems, server technologies and business-related skills. We believe that these training initiatives improve consultant recruitment and retention, increase the technical skills of its personnel and result in better service for our clients.

RISK FACTORS

Risks Relating to Our Business

Integration following the merger presents significant challenges that may result in COMSYS not operating as effectively as expected or in a failure to achieve the anticipated potential benefits of the merger.

     The success of the merger depends, in part, on our ability to realize the anticipated synergies, cost savings and growth opportunities expected to result from integrating Venturi Partners’ technology staffing business with the business of COMSYS Holding. Our success in realizing these benefits, and the timing of this realization, depend upon the successful integration of the combined operations. The integration of two independent companies is a complex, costly and time-consuming process that needs to be completed in a timely and efficient manner. The difficulties of combining the operations of the companies include, among others:

•	retaining and assimilating key officers and employees;

•	consolidating corporate transaction processing and administrative infrastructures;

•	transitioning to common information technology systems;

•	transitioning to common compensation plans and benefit programs;

•	transitioning to centralized processes and procedures for corporate functions, including contract services and risk management;

•	transitioning to uniform policies throughout the organization;

•	successfully combining overlapping offices;

•	minimizing the diversion of management’s attention from ongoing business concerns;

•	coordinating sales and marketing functions;

•	preserving the customer, supplier, marketing and promotional relationships and other important relationships of both companies;

•	successfully commercializing products and services under development and increasing revenues from existing marketed products and services; and

•	coordinating geographically separate organizations.

     The process of combining the organizations may cause an interruption in our business, which could adversely affect our revenue and operations. We cannot assure you that we will successfully integrate the two businesses within the expected time frame or at all, or that any of the benefits expected to result from the merger will be realized.

Estimates of cost savings and cost saving components as a result of the merger are inherently uncertain, and there can be no assurance as to the accuracy of these estimates.

     The estimated cost savings expected to result from the merger are based on a number of assumptions, including that we will be able to implement within a defined period necessary cost saving programs, such as the elimination of duplicative management costs and administrative programs and the implementation of tax planning strategies. The cost savings estimates also assume that we will be able to realize merger efficiencies such as marketing synergies, economies of scale and interest expense savings. If we fail to achieve the anticipated cost savings of the merger, our financial condition and results of operations could suffer materially.

We have substantial debt obligations that could restrict our operations.

     We have substantial indebtedness. In connection with the consummation of the merger, we entered into a credit agreement providing for a two-year term loan of $15 million and a five-year revolving credit facility of up to $100 million. In addition, we also entered into a term loan agreement providing for a term loan of $70 million. As of September 30, 2004, our outstanding debt was approximately $135 million.

     Our substantial indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	limiting our ability to borrow additional funds.

     In addition, our outstanding debt bears interest at a variable rate, subjecting us to interest rate risk. Economic conditions could result in higher interest rates, which could increase debt service requirements on variable rate debt.

     Our debt service requirements will require the use of a substantial portion of our operating cash flow to pay interest on our debt instead of other corporate purposes. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. We cannot assure you that our cash flow and capital resources will be sufficient for payment of interest on and principal of our debt in the future, or that any such alternative measures would be successful or would permit us to meet scheduled debt service obligations. Any failure to meet our debt obligations could harm our business and financial condition.

Restrictive financing covenants limit the discretion of our management.

     Our credit facilities contain a number of covenants that limit the discretion of our management with respect to certain business matters. Our credit facility covenants, among other things, restrict our ability to:

•	incur additional indebtedness;

•	repurchase shares;

•	declare or pay dividends and other distributions;

•	incur liens;

•	make capital expenditures;

•	make certain investments or acquisitions;

•	repay debt; and

•	dispose of property.

     In addition, under our credit facilities, we are required to satisfy a minimum EBITDA, minimum fixed charge coverage ratio and a maximum total leverage ratio. A breach of any agreements governing our debt would permit the acceleration of the related debt, which could harm our business and financial condition. These restrictions may place us at a disadvantage compared to our competitors that have fewer restrictive covenants and are not required to operate under such restrictions.

Any economic downturn may cause our revenues to decline and may adversely affect our results of operations and financial condition.

     Our results of operations are affected by the level of business activity of our clients, which in turn is affected by local, regional and global economic conditions. Because demand for personnel services is sensitive to changes in the level of economic activity, our business may suffer during economic downturns. As economic activity slows down, companies tend to reduce their use of temporary employees and recruitment services before undertaking layoffs of their regular employees, resulting in decreased demand for personnel and services. Also, as businesses reduce their hiring of permanent employees, revenue from our recruitment services is adversely affected. As a result, any significant economic downturn could reduce our staffing and recruitment revenues and adversely affect our results of operations and financial condition.

     In addition, the economic slowdown during the last few years significantly affected the willingness and ability of businesses to invest capital in upgrading or replacing their technology systems and platforms. Many of our clients have canceled, reduced or deferred expenditures for technology services. If capital investment continues to be constrained by a slow economic environment, or by other factors that we can neither control nor predict, then our existing and prospective clients may continue to defer installation of new or upgraded technology systems and platforms. As a result, revenues from our technology services business may not regain former levels in the near term and may in fact decline.

Our profitability will suffer if we are not able to maintain our pricing and utilization rates and control our costs.

     Our profit margin, and therefore our profitability, is largely a function of the rates we charge for our services and the pay rate and utilization rate, or chargeability, of our consultants. Accordingly, if we are not able to maintain the rates we charge for our services or appropriate utilization rates and pay rates for our consultants, we may be unable to sustain our profit margin and our profitability will suffer. The rates we charge for our services are affected by a number of factors, including:

•	our clients’ perception of our ability to add value through our services;

•	competition, including pricing policies of our competitors; and

•	general economic conditions.

     Our utilization rates are also affected by a number of factors, including:

•	seasonal trends, primarily as a result of holidays and vacations;

•	our ability to transition employees from completed assignments to new engagements;

•	our ability to forecast demand for our services and thereby maintain an appropriately balanced and sized workforce; and

•	our ability to manage employee turnover.

     Our pay rates are affected primarily by the supply and demand of skilled U.S. based consultants and the costs and benefits of salaried consultants.

     Some of our costs, such as office rents, are fixed in the short term, which limits our ability to reduce costs in periods of declining revenues. Our current and future cost-management initiatives may not be sufficient to maintain our margins as our level of revenue varies.

We compete in a highly competitive market with limited barriers to entry.

     The U.S. staffing services market is highly competitive and highly fragmented. We compete in national, regional and local markets with full-service and specialized staffing agencies. Although the majority of our competitors are significantly smaller than we are, a number of competitors have greater marketing and financial resources than we do. Some of our competitors have technology development operations overseas to take advantage of significantly lower labor costs. In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new entrants into our markets. We expect that the level of competition will remain high in the future, which could limit our ability to maintain or increase our market share or maintain or increase gross margins, either of which could have a material adverse effect on our financial condition and results of operations.

We may be unable to attract and retain qualified billable consultants.

     Our operations depend on our ability to attract and retain the services of qualified billable consultants who possess the technical skills and experience necessary to meet clients’ specific needs. We are required to continually evaluate, upgrade and supplement our staff in each of our markets to keep pace with changing client needs and technologies and to fill new positions. The information technology staffing industry in particular has high turnover rates, and the demand for information technology professionals continues to exceed supply. This trend has resulted in intense competition for information technology professionals, and we expect such competition to continue. Certain of our information technology operations recruit internationally under the H-1B visa program, and U.S. immigration policy currently restricts the number of H-1B visas that may be granted in each fiscal year. There can be no assurance that we will be able to attract and retain the services of the personnel we require to conduct our operations successfully. Failure to attract and retain the services of personnel, or an increase in the turnover rate among our employees, could have a material adverse effect on our business, operating results or financial condition. There can be no assurance that qualified consultants, particularly information technology professionals, will continue to be available to us in sufficient numbers or on economic terms that are, or will continue to be, acceptable to us.

We depend on key personnel.

     Our operations historically have been dependent on the continued efforts of our respective executive officers and senior management. In addition, we are dependent on the performance and productivity of our respective regional operations executives, local branch managers and field personnel. The loss of some of our key managers could have an adverse effect on our operations, including our ability to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions. Our ability to attract and retain business is significantly affected by local relationships and the quality of service rendered by branch managerial personnel. If we are unable to attract and retain key employees to perform these services, our business could be adversely affected.

We are subject to increasing healthcare and unemployment insurance costs and taxes.

     Businesses use temporary staffing in part to shift certain employment costs and risks (e.g., healthcare and unemployment insurance and taxes) to staffing companies. We are responsible for and pay unemployment insurance premiums and taxes and certain health care expenses for our temporary employees.

Unemployment insurance premiums and taxes are set annually by the states in which employees perform services and have increased as a result of budget shortfalls in many states, increased unemployment and the extension of periods for which benefits are available.

     We have generally attempted to increase fees charged to our clients to absorb increases in healthcare, unemployment, and other direct costs of services, but our ability to pass these costs along to our clients over the last several years has diminished as demand for our services has weakened. There can be no assurance that we will be able to increase the fees we charge our clients if expenses continue to rise. Any inability to increase our fees to offset these expenses could have a material adverse effect on our financial condition and results of operations.

We may suffer losses due to the conduct of our employees or our clients during staffing assignments.

     We employ and place people generally in the workplaces of other businesses. Attendant risks of this activity include possible claims of discrimination and harassment, employment of illegal aliens, violations of wage and hour requirements, errors and omissions of temporary employees, particularly of professionals, misuse of client proprietary information, misappropriation of funds, other criminal activity or torts and other similar claims. In some instances we have agreed to indemnify our clients against some or all of the foregoing matters. We will be responsible for these indemnification obligations, to the extent they remain in effect, and may in the future agree to provide similar indemnities to some of our prospective clients. In certain circumstances, we may be held responsible for the actions at a workplace of persons not under our direct control. Although historically we have not had any significant problems in this area, there can be no assurance that we will not experience such problems in the future or that our insurance, if any, will be sufficient in amount or scope to cover any such liability. The failure of any of our employees or personnel to observe our policies and guidelines, relevant client policies and guidelines, or applicable federal, state or local laws, rules and regulations, and other circumstances that cannot be predicted, could have a material adverse effect on our business, operating results and financial condition.

Additional government regulation may increase our costs.

     We are required to pay a number of federal, state and local payroll and related costs, including unemployment taxes and insurance, workers’ compensation, FICA and Medicare, for our employees. Significant increases in the effective rates of any payroll-related costs likely would have a material adverse effect on our results of operations unless we can pass them along to our customers. Our costs could also increase if health care reforms expand the scope of mandated benefits or employee coverage or if regulators impose additional requirements and restrictions related to the placement of personnel. There can be no assurance that we will be able to increase the fees charged to our clients in a timely manner and in a sufficient amount to cover these potential increased costs. There is also no assurance that we will be able to adapt to future regulatory changes made by the Internal Revenue Service, the Department of Labor or other state and federal regulatory agencies. Our inability to increase our fees or adapt to future regulatory changes could have a material adverse effect on our business, operating results and financial condition.

We have had substantial intangible assets and have incurred significant impairment charges, and may incur further charges if there are significant adverse changes to our outlook.

     Our intangible assets consist principally of goodwill and customer base intangibles resulting from the acquisition of businesses from unrelated third parties for cash and other consideration. We have accounted for these acquisitions using the purchase method of accounting, with the assets and liabilities of the businesses acquired recorded at their estimated fair values as of the dates of the acquisitions. Goodwill in an amount equal to the excess of cost over fair value of the net assets acquired has been recorded at historical cost. Our other intangible assets consist mainly of covenants not to compete, the value of our customer base and certain prepayments made under multiple year consultant supply contracts.

     We have adopted Statement of Financial Standards No. 142, which prohibits the amortization of goodwill for indefinite-lived intangible assets and requires that goodwill and indefinite-lived intangible assets be tested annually for impairment. We do perform these tests on an annual basis and any significant adverse changes in our expected future operating results or outlook would likely result in further impairment of the affected intangible assets.

We will be subject to lawsuits and claims.

     A number of lawsuits and claims are pending against us. Although our management believes that none of the lawsuits or claims pending against us will have a material adverse effect on our financial condition or liquidity, litigation is inherently uncertain, and the lawsuits and claims could have a material adverse effect on our results of operations for the accounting period or periods in which one or more of them might be resolved adversely.

The loss of one or more of our large customers could have a material adverse effect on our revenues.

     We depend on several large customers for a significant portion of our revenues. Generally, we do not provide services to our customers under long-term contracts. If one or more of our large customers terminated or substantially reduced the services they purchase from us, our revenues and profitability would be adversely affected.

Concentration of services in one geographic region may adversely affect our revenues in the event of extraordinary events.

     A significant portion of our revenues is derived from services provided in the Washington, D.C. area. A terrorist attack, such as that of September 11, 2001, or other extraordinary events in the Washington, D.C. area could have a material adverse effect on our revenues and profitability.

We may be subject to liabilities arising from the sale of our staffing services subsidiary.

     In connection with the sale of our staffing services subsidiary, we and PFI Corp. have agreed, jointly and severally, to indemnify Compass CS Inc. and its affiliates for any losses, damages or expenses they incur in connection with the following:

•	any breach of any of our representations and warranties in the stock purchase agreement (including the disclosure letter) or any other document or certificate we delivered in connection with the closing;

•	any breach of our covenants or obligations in the stock purchase agreement to the extent such breach was not disclosed on our closing certificate;

•	any claims for payments due from Venturi Staffing Partners with respect to our non-qualified profit-sharing plan; and

•	the failure to obtain any third-party consent required in connection with the completion of the staffing services sale.

     In general, we are liable for indemnification only if Compass CS notifies us of a claim within one year of the closing date of the sale. Our liability extends, however, through the applicable statute of limitations for any breach of our representation regarding tax matters, and there is no time limit on claims brought in connection with any breach of our representations regarding authorization of the transactions, corporate power and authority, absence of conflicts with our organizational documents or board resolutions, capitalization of Venturi Staffing Partners, absence of brokerage commissions due and claims based on our failure to fulfill our obligations under the non-qualified profit-sharing plan.

     Subject to the same exceptions listed in the preceding paragraph, we are not liable for any claims until the aggregate amount of the claims exceeds $200,000, and then we are liable only for the amount of damages in excess of $100,000. Under our agreement with Compass CS, our indemnification obligations cannot exceed $5 million, except for liabilities relating to taxes and certain unemployment and unclaimed property taxes. We placed $2.5 million in escrow at closing to secure our obligations relating to these unemployment and unclaimed property taxes. Liability incurred by us pursuant to these indemnification obligations could have a material adverse effect on our business, operating results and financial condition.

Risks Related to an Investment in Our Common Stock

Ownership of our common stock is concentrated among a small number of major stockholders that have the ability to exercise significant control over us, and whose interests may differ from the interests of other stockholders.

     Wachovia Investors, Inc. beneficially owns 47.3% of our outstanding common stock, MatlinPatterson Global Opportunities Partners, L.P. beneficially owns 9.4% of our outstanding common stock and Inland Partners, L.P. and Links Partners, L.P. collectively beneficially own 9.4% of our outstanding common stock. In addition, pursuant to the terms of a voting agreement entered into in connection with the merger, our principal stockholder, Wachovia Investors, has the right to recommend to the nominating committee of our board four to six nominees to be elected to our board of directors, depending on the size of the board, during the first three years after the merger, and each stockholder party to the voting agreement is required to vote its shares of our common stock in favor of such nominees. The voting agreement may have the effect of delaying or preventing a change in our management or voting control. As a practical matter, Wachovia Investors acting alone or these stockholders collectively will be able to exert significant influence over, or determine, the outcome of future matters submitted to our stockholders, including the terms of any proposal to acquire our company, subject to some limited protections afforded to minority stockholders under our charter. These protections include special approval requirements during the first three years after the merger for fundamental corporate transactions, some related-party transactions, and amendments to our charter and to certain provisions of our bylaws.

Concentrated ownership of large blocks of our common stock may affect the value of shares held by others and our ability to access public equity markets.

     Our current degree of share ownership concentration may reduce the market value of common stock held by other investors for several reasons, including:

•	the perception of a “market overhang,” that is the existence of a large block of shares readily available for sale that could lead the market to discount the value of shares held by other investors; or

•	the perception that these stockholders will control, either directly or indirectly, the outcome of all significant decisions regarding the operations and direction of our company.

     We may desire to access the public equity markets to secure additional capital to pursue acquisition or other investment opportunities that may arise. Our registration obligations to our significant stockholders could limit our ability or make it more difficult for us to raise funds through common stock offerings upon desirable terms or when required. Our failure to raise additional capital when required could:

•	restrict growth, both internally and through acquisitions;

•	inhibit our ability to invest in technology and other products and services that we may need; and

•	adversely affect our ability to compete in our markets.

Our common stock does not have significant trading volume and its trading price may continue to be volatile.

     Our common stock has not had significant trading volume over the past several years, and its trading price has been highly volatile. For example, during our 2002 and 2003 fiscal years, the stock price ranged from a low trading price of $1.50 per share to a high trading price of $37.50 per share. Because a substantial number of shares of our common stock have been issued in unregistered transactions and are held by affiliates of our company, we estimate that only approximately 7% of our outstanding common shares is currently eligible for trading on the NASDAQ National Market. Accordingly, trades of only a small number of shares can have a significant impact on our stock price. We expect this situation to persist until our public float increases through sales of large numbers of shares under this prospectus or in any future offerings undertaken by us. There may continue to be significant volatility in the market price of our common stock. The registration, or perceived availability, of the large volume of stock we are obligated to register following the merger may also contribute to the volatility of our stock or depress its trading price.

     Factors such as announcements of fluctuations in our or our competitors’ operating results, market conditions for growth stocks or staffing services industry stocks in general, changes in general conditions in the economy or financial markets, natural disasters, terrorist acts or other developments, many of which are out of our control, could cause the market price of our common stock to fluctuate substantially.

     The market prices for securities of technology services companies have traditionally been highly volatile. Moreover, the stock market generally and the market for stocks of companies with lower market capitalizations, such as our company, in particular have from time to time experienced and likely will again experience significant price and volume fluctuations that are unrelated to the operating performance of a particular company. These broad fluctuations may adversely affect the market price of our common stock.

We do not intend to pay cash dividends in the foreseeable future, and this may negatively affect the price of our common stock.

     We presently intend to retain future earnings to support the growth of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Additionally, our credit facilities currently prohibit the payment of cash dividends on our common stock. Our intent not to pay dividends, coupled with the current restrictions on our ability to pay dividends, may depress the price of our common stock.

Our certificate of incorporation contains certain provisions that could discourage an acquisition or change in control of COMSYS.

     Our certificate of incorporation authorizes the issuance of preferred stock without stockholder approval. Our board of directors has the power to determine the price and terms of any preferred stock. The ability of our board of directors to issue one or more series of preferred stock without stockholder approval could deter or delay unsolicited changes of control by discouraging open market purchases of new common stock or a non-negotiated tender or exchange offer for our common stock. Discouraging open market purchases may be disadvantageous to our stockholders who may otherwise desire to participate in a transaction in which they would receive a premium for their shares.

     In addition, some provisions of our certificate of incorporation and bylaws may also discourage a change of control by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions include:

•	special approvals for certain related-party transactions during the first three years after the merger;

•	special approvals for certain fundamental corporate transactions or to amend our charter or certain provisions of our bylaws during the first three years after the merger; and

•	requiring stockholder action to be at a stockholders meeting and not by written consent of the stockholders.

     In addition, we have entered into a voting agreement giving Wachovia Investors and other major stockholders the right to designate nominees for election to our board of directors, which may have the effect of preventing, or making more difficult, changes in control of our company.

Our operating results may fluctuate causing our stock price to fall.

     Fluctuations in our operating results may lead to fluctuations, including declines, in our stock price. Our operating results may fluctuate from quarter to quarter and from year to year as the result of numerous factors, including:

•	changes in levels of unemployment and other economic conditions in the United States, or in particular regions or industries;

•	changes or reductions in corporate and governmental information technology spending levels;

•	our ability to maintain existing client relationships and to attract new clients in the context of changing economic or competitive conditions;

•	the impact of competitive pressures, including any change in demand for our services, or our ability to maintain or improve our operating margins;

•	our success in attracting, training and retaining qualified management personnel and other staff employees;

•	reductions in the supply of qualified candidates for temporary employment;

•	the possibility of our incurring liability for the activities of our temporary employees or events affecting our temporary employees on clients’ premises;

•	increased incidences of employment disputes, employment litigation and workers’ compensation claims;

•	the risk that continued cost cutting or restructuring activities in addition to those we contemplate in connection with integration of the combined companies could adversely affect our operations;

•	the risk that further economic declines could affect our liquidity and ability to comply with our loan covenants or cause defaults under our credit arrangements;

•	adverse changes in credit and capital market conditions that may affect our ability to obtain financing or refinancing on favorable terms.

•	adverse changes to management’s periodic estimates of future cash flows that may affect our assessment of our ability to fully recover our goodwill;

•	the risk that governments will impose additional regulations or licensing requirements on staffing services businesses in particular or on employer/employee relationships in general;

•	a federal, state or local governmental audit of our income, payroll or other tax returns (including the predecessor returns of Venturi Partners and of COMSYS Holding) and the risk that assessments for additional taxes, penalties and interest could be levied against us, and thereby affect our liquidity; and

•	our ability to control our costs.

     The market price of our common stock will be affected by our ability to meet analysts’ and investors’ expectations. Failure to meet these expectations, even slightly, could cause the market price of our common stock to fall significantly.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares of common stock by the selling stockholders pursuant to this prospectus, although we will receive consideration upon the exercise of outstanding warrants to acquire an aggregate of approximately

769,000 shares of common stock which are being offered in this prospectus. If all outstanding warrants are exercised in full, we will receive aggregate proceeds of approximately $6,000,000.

SELLING STOCKHOLDERS

     The following table sets forth the name of each selling stockholder, the number of shares and percentage of our common stock beneficially owned by each selling stockholder immediately prior to the registration, the number of shares registered and the number of shares and percentage of our common stock to be beneficially owned by each selling stockholder assuming all shares covered by this registration statement are sold. However, because each selling stockholder may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that a selling stockholder may hold at any time hereafter cannot be determined at this time. The last two columns of this table assume that all shares covered by this prospectus will be sold by a selling stockholder and that no additional shares of our common stock are held as of the date hereof or subsequently bought or sold by a selling stockholder. Pursuant to the rules of the SEC, in calculating percentage ownership, shares issuable upon exercise of options or warrants or conversion of convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of persons beneficially owning such securities, but have not been deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

			Shares Covered by	Beneficial Ownership
	Beneficial Ownership Prior to		this Registration	After the Shares
	the Registration		Statement	are Sold(2)
Name	Number	Percent (1)		Number	Percent (1)
Wachovia Investors, Inc. (3)	7,310,395	47.3%	7,310,395	—	—
GTCR Fund VI, L.P.(4)	31,944	*	31,944	—	—
GTCR VI Executive Fund, L.P.(5)	222	*	222	—	—
GTCR Associates VI, LP (6)	70	*	70	—	—
J.P. Morgan Direct Corporate Finance Institutional Investors LLC (7)	232,997	1.5	232,997	—	—
J.P. Morgan Direct Corporate Finance Private Investors LLC (8)	60,846	*	60,846	—	—
Old Trafford Investment Pte. Ltd. (9)	329,999	2.1	329,999	—	—
Michael T. Willis (10)	688,864	4.5	688,864	—	—
David L. Kerr (11)	182,760	1.2	182,760	—	—
Margaret G. Reed (12)	168,701	1.1	168,701	—	—
Joseph C. Tusa, Jr. (13)	182,760	1.2	182,760	—	—
Albert S. Wright IV (14)	87,162	*	87,162	—	—
Jeffrey J. Weiner (15)	14,058	*	14,058	—	—
Mark R. Bierman (16)	60,451	*	60,451	—	—
Bernice L. Arceneaux (17)	21,088	*	21,088	—	—
Inland Partners, L.P. (18)	735,060	4.7	735,060	—	—
Links Partners, L.P. (19)	734,515	4.7	734,515	—	—
MatlinPatterson Global Opportunities Partners, L.P. (20)	1,462,499	9.4	1,462,499	—	—
Zazove Associates, LLC (21)	970,127	6.3	970,127	—	—
R2 Investments, LDC (22)	1,088,980	7.0	1,040,060	—	—
James E. Linkenauger	106,469	*	106,469	—	—
Salomon Smith Barney	32,792	*	32,792	—	—
SC Fundamental Value Fund, L.P.	44,819	*	44,819	—	—
SC Fundamental Value BVI, Ltd.	46,649	*	46,649	—	—
Benson Associates, LLC (23)	22,867	*	22,867	—	—
Highbridge Capital Management LLC	22,867	*	22,867	—	—
LC Capital Master Fund, Ltd.	109,763	*	109,763	—	—
Bank of America, N.A. (24)	211,474	1.3	211,474	—	—
BNP Paribas (25)	76,899	*	76,899	—	—

			Shares Covered by	Beneficial Ownership
	Beneficial Ownership Prior to		this Registration	After the Shares
	the Registration		Statement	are Sold(2)
Name	Number	Percent (1)		Number	Percent (1)
Bank One, NA (26)	76,899	*	76,899	—	—
Mellon HBV SPV LLC (27)	76,899	*	76,899	—	—

Total	15,191,895		15,142,975

*	Less than 1%

(1)	We have calculated the percentage of issued and outstanding shares of common stock held by each individual and group based on 15,462,255 shares of common stock issued and outstanding as of October 29, 2004.

(2)	We have assumed all shares of common stock set forth in this registration statement have been sold.

(3)	This amount includes 146,296 shares currently being held in escrow pursuant to the merger. Pursuant to an Option Agreement dated July 19, 2004 by and among Wachovia Investors, Inc., J.P. Morgan Direct Corporate Finance Institutional Investors LLC, J.P. Morgan Direct Corporate Finance Private Investors LLC, GTCR Fund VI, L.P. and Old Trafford Investment Pte. Ltd, referred to as the Option Agreement, Wachovia Investors granted the other parties to the agreement the right to purchase a maximum of 1,651,399 shares of common stock from Wachovia Investors at a price of $13.90 per share. Prior to the merger, Wachovia Investors was a major stockholder of COMSYS Holding and an affiliate was a lender to COMSYS Holding. The following officers or affiliates of Wachovia Investors served as directors of COMSYS Holding for the dates indicated: Ted A. Gardner served as a director from October 1999 to September 2004; James C. Cook served as a director from October 1999 to November 2003 and as a non-voting director from November 2003 to September 2004; and Arthur C. Roselle served as a director from November 2003 to September 2004. In connection with the merger, Wachovia Investors currently has the right to designate four directors to the board of COMSYS. Two of the current directors may be deemed affiliates of Wachovia Investors.

(4)	This amount includes 639 shares currently being held in escrow pursuant to the merger. In addition, this selling stockholder has an option to purchase up to 71,983 additional shares of common stock pursuant to the Option Agreement. The following principals of GTCR Golder Rauner LLC served as directors of COMSYS Holding for the dates indicated: Bruce V. Rauner served as a director from October 1999 to September 2001; Daniel Yih served as a director from September 2001 to September 2004; David Randell served as a director from May 2004 to September 2004; and Donald Edwards, a former principal, served as a director from August 1999 to May 2004.

(5)	This amount includes 4 shares currently being held in escrow pursuant to the merger. In addition, this selling stockholder has an option to purchase up to 516 additional shares of common stock pursuant to the Option Agreement. The following principals of GTCR Golder Rauner LLC served as directors of COMSYS Holding for the dates indicated: Bruce V. Rauner served as a director from October 1999 to September 2001; Daniel Yih served as a director from September 2001 to September 2004; David Randell served as a director from May 2004 to September 2004; and Donald Edwards, a former principal, served as a director from August 1999 to May 2004.

(6)	This amount includes one share currently being held in escrow pursuant to the merger. In addition, this selling stockholder has an option to purchase up to 163 additional shares of common stock pursuant to the Option Agreement. The following principals of GTCR Golder Rauner LLC served as directors of COMSYS Holding for the dates indicated: Bruce V. Rauner served as a director from October 1999 to September 2001; Daniel Yih served as a director from September 2001 to September 2004; David Randell served as a director from May 2004 to September 2004; and Donald Edwards, a former principal, served as a director from August 1999 to May 2004.

(7)	This amount includes 4,662 shares currently being held in escrow pursuant to the merger. In addition, this selling stockholder has an option to purchase up to 593,178 additional shares of common stock pursuant to the Option Agreement.

(8)	This amount includes 1,218 shares currently being held in escrow pursuant to the merger. In addition, this selling stockholder has an option to purchase 154,906 shares of common stock pursuant to the Option Agreement.

(9)	This amount includes 6,604 shares currently being held in escrow pursuant to the merger. In addition, this selling stockholder has an option to purchase up to 830,654 additional shares of common stock pursuant to the Option Agreement.

(10)	This amount includes 13,785 shares currently being held in escrow pursuant to the merger. Mr. Willis serves as our Chief Executive Officer and President. Prior to the merger, Mr. Willis served as Chief Executive Officer and President of COMSYS Holding since October 1999.

(11)	This amount includes 3,657 shares currently being held in escrow pursuant to the merger. Mr. Kerr serves as our Senior Vice President – Corporate Development. Prior to the merger, Mr. Kerr served as Senior Vice President – Corporate Development of COMSYS Holding since July 2004 and was an independent consultant to COMSYS Holding from January 2002 to July 2004.

(12)	This amount includes 3,376 shares currently being held in escrow pursuant to the merger. Ms. Reed serves as our Senior Vice President, General Counsel and Corporate Secretary. Prior to the merger, Ms. Reed served as Senior Vice President, General Counsel and Corporate Secretary of COMSYS Holding since June 2001.

(13)	This amount includes 3,657 shares currently being held in escrow pursuant to the merger. Mr. Tusa serves as our Senior Vice President, Chief Financial Officer and Assistant Secretary. Prior to the merger, Mr. Tusa served as Senior Vice President, Chief Financial Officer and Assistant Secretary of COMSYS Holding since December 2001 and as Senior Vice President - Finance and Administration from May 2001 to December 2001.

(14)	This amount includes 1,744 shares currently being held in escrow pursuant to the merger. Mr. Wright serves as our Senior Vice President – Managed Solutions. Prior to the merger, Mr. Wright served as Senior Vice President of COMSYS Holding since October 1999.

(15)	This amount includes 281 shares currently being held in escrow pursuant to the merger. Mr. Weiner serves as our Vice President – Finance. Prior to the merger, Mr. Weiner served as Vice President – Finance of COMSYS Holding since August 2003 and prior thereto served as Vice President—Vendor Management Services since September 2002.

(16)	This amount includes 1,210 shares currently being held in escrow pursuant to the merger. Mr. Bierman serves as our Senior Vice President and Chief Information Officer. Prior to the merger, Mr. Bierman served as Senior Vice President and Chief Information Officer of COMSYS Holding since October 1999.

(17)	This amount includes 422 shares currently being held in escrow pursuant to the merger. Ms. Arceneaux serves as the Assistant to the President. Prior to the merger, Ms. Arceneaux served as the Assistant to the President of COMSYS Holding since October 1999.

(18)	This amount includes 42,893 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable. Inland Partners, Inc. was a senior secured lender under Venturi Partners’ credit facility, which was paid off on September 30, 2004. Elias Sabo is an attorney-in-fact for Inland Partners having investment authority over the shares and may be deemed to share voting and dispositive power over the shares. Mr. Sabo has served as a director of COMSYS since September 30, 2004 and previously served as a director of Venturi Partners since April 2003.

(19)	This amount includes 42,348 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable. Links Partners, Inc. was a senior secured lender under Venturi Partners’ credit facility, which was paid off on September 30, 2004. Elias Sabo is an attorney-in-fact for Links Partners having investment authority over the shares and may be deemed to share voting and dispositive power over the shares. Mr. Sabo has served as a director of COMSYS since September 30, 2004 and previously served as a director of Venturi Partners since April 2003.

(20)	This amount includes 78,169 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable. MatlinPatterson was a senior secured lender under Venturi Partners’ credit facility, which was paid off on September 30, 2004.

(21)	This amount includes shares held by Zazove Associates, LLC, for and on behalf of the following persons: 132,630 shares beneficially owned by Century National Insurance Company, 406,357 shares beneficially owned by National Union Fire Insurance Company of Pittsburgh, PA, 52,595 shares beneficially owned by San Diego County Employee Retirement Association (BONY Account), 68,192 shares beneficially owned by Zazove Convertible Securities Fund, Inc., 4,571 shares beneficially owned by Qwest Occupational Health Trust, 18,295 shares beneficially owned by Qwest Pension Trust, 11,433 shares beneficially owned by HFR CA Select Fund, 10,977 shares beneficially owned by Zurich Institutional Benchmarks Master Fund Ltd., 50,310 shares beneficially held by Zazove High Yield Convertible Securities Fund, L.P., 91,468 shares beneficially owned by Zazove Aggressive Growth Fund, LP, 19,664 shares beneficially owned by Zazove Global Convertible Fund, L.P., 25,613 shares beneficially owned by Zazove Income Fund, L.P., 13,719 shares beneficially owned by San Diego County Employee Retirement Association, 23,141 shares beneficially owned by Zazove Hedged Convertible Fund, L.P., 22,867 shares beneficially owned by Gene Pretti and 18,295 shares beneficially owned by Louis F. Pretti & Mary Kay Pretti JTWROS.

(22)	This amount includes 163,411 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable. R2 Investments, LDC was a senior secured lender under Venturi Partners’ credit facility, which was paid off on September 30, 2004.

(23)	Benson Associates, LLC has investment control over these shares, which are beneficially owned by Elks Youth Eye Service.

(24)	This amount is comprised of 211,474 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable. Bank of America, N.A. was a senior secured lender under Venturi Partners’ credit facility, which was paid off on September 30, 2004.

(25)	This amount is comprised of 76,899 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable.

(26)	This amount is comprised of 76,899 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable. Bank One, N.A. was a senior secured lender under Venturi Partners’ credit facility, which was paid off on September 30, 2004.

(27)	This amount is comprised of 76,899 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable.

PLAN OF DISTRIBUTION

     We are registering the shares of common stock on behalf of the selling stockholders. A selling stockholder is a person named in the section entitled “Selling Stockholders” and also includes any donee, pledgee, transferee or other successor-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by COMSYS, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions):

•	on the Nasdaq National Market;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions relating to the shares;

•	through short sales of shares; or

•	a combination of these methods of sale.

     The common stock may be sold from time to time at:

•	market prices prevailing at the time of sale;

•	negotiated prices;

•	prices related to prevailing market prices; or

•	fixed prices that may be changed.

     These transactions may or may not involve brokers or dealers. No selling stockholder has advised us that it has entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities or that there is an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling stockholders.

     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions that require the delivery to these broker-dealers or other financial institutions of shares offered by this prospectus, which shares these broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

     The selling stockholders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers that act in connection with the sale of shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because selling stockholders may be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. Our company has informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

     Upon COMSYS being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

     In addition, upon COMSYS being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     Pursuant to registration rights agreements we entered into with the selling stockholders, we have agreed to keep the registration statement of which this prospectus is a part continuously effective until September 30, 2006 or such shorter period which will terminate at such time as the selling stockholders have sold all the securities covered by this registration statement. In this regard, we are required to supplement and/or amend the registration statement of which this prospectus is a part as necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities.

     The registration rights agreements require us to indemnify the selling stockholders, their respective affiliates and each director, officer, employee, manager, stockholder, partner, member, counsel, agent or representative of such selling stockholder or its affiliates and each person who controls the selling stockholder or its affiliates against certain liabilities in connection with the offer and sale of the common stock under this prospectus, including under the Securities Act. Similarly, each selling stockholder is required to indemnify us and our directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the common stock under this prospectus, including the Securities Act, to the extent that liability occurs as a result of reliance with written information furnished to us by such selling stockholder expressly for use in connection with the registration statement of which this prospectus is a part. To the extent such indemnification is unavailable or insufficient, the selling stockholders and we are required to contribute to payments the parties may be required to make in respect of otherwise indemnifiable claims. The terms of these registration rights agreements are described in more detail in our definitive proxy statement on Schedule 14A filed with the SEC on September 7, 2004, and are incorporated in this prospectus by reference.

DESCRIPTION OF COMMON STOCK

     For a description of our common stock, please see our Registration Statement on Form 8-A/A as filed with the SEC on November 2, 2004.

LEGAL MATTERS

     The validity of the shares of common stock that were issued in connection with the merger and are offered hereby will be passed upon for COMSYS by Akin Gump Strauss Hauer & Feld LLP. The validity of all other shares of common stock offered hereby will be passed upon by Robinson Bradshaw & Hinson, P.A.

EXPERTS

     The financial statements of Venturi Partners, Inc. incorporated by reference in this prospectus to the extent and for the periods indicated in their reports have been audited by PricewaterhouseCoopers LLP, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

     Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of COMSYS Holding, Inc. included in the proxy statement of Venturi Partners, Inc. dated September 7, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The COMSYS Holding, Inc. financial statements are incorporated by reference in reliance of Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC, a registration statement on Form S-3 under the Securities Act, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to COMSYS and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed with or incorporated by reference as part of the registration statement. We file reports, proxy statements and other information with the SEC. You may read any materials COMSYS has filed with the SEC free of charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

INFORMATION INCORPORATED BY REFERENCE

     The SEC allows COMSYS to “incorporate by reference” into this prospectus and any prospectus supplement the information it provides in documents filed with the SEC, which means that COMSYS can disclose important information by referring to those documents. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus and any prospectus supplement is automatically updated and superseded if information contained in this prospectus and any prospectus supplement, or information that COMSYS later files with the SEC, modifies and replaces this information. COMSYS incorporates by reference the following documents that it has filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 28, 2003, filed on March 24, 2004, as amended by a Form 10-K/A filed on April 26, 2004.

•	Quarterly Reports on Form 10-Q for the quarters ended March 28, 2004 and June 27, 2004, filed on May 11, 2004 and August 11, 2004, respectively.

•	Current Reports on Form 8-K filed on May 13, 2004, July 20, 2004, July 21, 2004, July 29, 2004, September 7, 2004, September 10, 2004, October 4, 2004, October 6, 2004 and October 27, 2004.

•	Definitive Proxy Statement on Schedule 14A filed on September 7, 2004.

•	Description of common stock contained in the Registration Statement on Form 8-A/A, filed on November 2, 2004.

     In addition, all documents filed by COMSYS with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K) after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents.

     You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling Margaret G. Reed, General Counsel, COMSYS IT Partners, Inc., 4400 Post Oak Parkway, Suite 1800, Houston, Texas 77027, telephone (713) 386-1400.

     You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

15,142,975 Shares of Common Stock

Prospectus

____________, 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution

     The following table sets forth all expenses payable by the Registrant in connection with the registration of the common stock.

Registration fee		$14,966
Legal fees and expenses*
Accounting fees and expenses*
Printing expenses*
Miscellaneous expenses*

Total	$

*Estimated

Item 15. Indemnification Of Directors And Officers.

     Delaware Law

     Section 145 of the Delaware General Corporation Law, also referred to herein as the DGCL, permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by the DGCL:

•	for any breach of the director’s duty of loyalty to the company or its stockholders,

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases, and

•	for any transaction from which the director derives an improper personal benefit.

     This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

     If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

     Certificate of Incorporation and Bylaws

     Our certificate of incorporation provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former directors and officers, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

     The right to indemnification conferred by our certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.

     The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

     Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.

     Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our certificate of incorporation. In addition, our bylaws provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

     Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

     Indemnification Agreements

     We have entered into indemnification agreements with our Group A directors under which we have agreed to indemnify such directors for any damages, judgments, fines, penalties, amounts paid in settlement and costs, attorneys’ fees and any other expenses of establishing a right to indemnification under such indemnification agreements in connection with any threatened, pending or completed claim, action, suit or proceeding in which such directors were involved as parties or otherwise by reason of the fact that they are or were directors of our corporation, or served at our request as directors, trustees, officers, employees or agents of another entity, trust or enterprise, provided that (i) such directors acted in good faith and in a manner which they reasonably believed in or not opposed to the best interest of our corporation, and (ii) in the case of a criminal proceeding, in addition had no reasonable cause to believe that their conduct was unlawful. Under these indemnification agreements, we are obligated to advance expenses to our Group A directors (except the amount of any settlement), subject to our receipt of the requisite undertaking by such directors to repay such advances, if it is ultimately determined that such expenses were not reasonable or that such directors are not entitled to indemnification.

     Notwithstanding the foregoing, we are not obligated to indemnify any of our Group A directors in connection with any claim made against such director: (i) to the extent that payment is actually made to such director under a valid, enforceable and collectible insurance policy; (ii) to the extent that such director is indemnified and actually paid otherwise than pursuant to the indemnification agreement; (iii) in connection with a judicial action by or in the right of our corporation, in respect of any claim as to which such director is adjudged to be liable for negligence or misconduct in the performance of his duty to us, unless there is a court determination to the contrary; (iv) if it is proved by final adjudication to have been based upon or attributable to such director’s gain of any personal profit or advantage to which he was not legally entitled; (v) for a disgorgement of profits made from the purchase and sale by such director of securities pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, or similar provisions of any state statutory law or common law; (vi) for certain acts of active and deliberate dishonesty; and (vii) when indemnification is prohibited by applicable law.

     In addition, COMSYS Holding, our subsidiary, is a party to indemnification agreements with certain of our executive officers, including Michael T. Willis, who also serves as our Group B director. Pursuant to such indemnification agreements, COMSYS Holding is obligated to indemnify each such officer to the fullest extent permitted by our certificate of incorporation, our bylaws and applicable law, as the same exists or may hereafter be amended or replaced (but only to the extent that such change authorizes broader indemnification rights than were permitted prior thereto). COMSYS Holding will indemnify each such indemnitee against any and all expenses or losses in the event any such indemnitee was, is or becomes party to, or was or is threatened to be made party to, or was or is otherwise involved in, any proceeding, whether civil, criminal, administrative or investigative, by virtue of his or her status as director, officer, employee, partner, member, manager, trustee, fiduciary or agent of our corporation or another entity, trust or enterprise (when holding such corporate status at COMSYS Holding’s request). COMSYS Holding also agreed to indemnify such indemnitee against any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payments under the indemnification agreement. Notwithstanding the foregoing, no indemnification obligations arise (i) in the event a proceeding was initiated or brought voluntarily by such indemnitee against COMSYS Holding or its directors, officers, employees or other indemnitees and the board of directors has not authorized or consented to the initiation of such proceeding, or (ii) for an accounting of profits made from the purchase and sale by such indemnitee of COMSYS Holding securities within the meaning of Section 16(b) of the Exchange Act or any similar successor statute.

     COMSYS Holding also agreed to indemnify any indemnitee who, by reason of his or her corporate status described in the immediately preceding paragraph, is a witness in any proceeding to which such person is not a party, against all expenses actually and reasonably paid or incurred by such indemnitee in connection therewith. COMSYS Holding is also obligated to advance any expenses (except the amount of any settlement) actually and reasonably paid or incurred by the indemnitee in connection with any proceeding (except those proceedings initiated by such indemnitee which are not authorized by the board of directors) to the fullest extent permitted by law upon delivery of the requisite undertaking to repay such advances, if it is ultimately adjudicated that such person is not entitled to indemnification.

     Merger Agreement

     The Agreement and Plan of Merger dated as of July 19, 2004, as amended, referred to as the merger agreement, provides for the continuation, after the merger, of all rights to indemnification by COMSYS Holding or any of its subsidiaries in favor of any person or entity who is, has been, or becomes prior to the effective time of the merger an officer, director or employee of COMSYS Holding or any of its subsidiaries, any person who acts as a fiduciary under any employee benefit plan of COMSYS Holding or its subsidiaries, and any other person whom COMSYS Holding has designated in its certificate of incorporation as being entitled to indemnification rights. We will be responsible for paying and performing such indemnification obligations.

     The merger agreement provides that for six years after the merger, we will indemnify and defend the indemnified parties referenced above and hold them harmless against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in these capacities that occurred at or prior to the merger. We will also reimburse each such indemnified party for any legal or other expenses they reasonably incur in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as the expenses are incurred.

     In addition, for a period of six years following the merger, we will maintain directors’ and officers’ liability insurance for the benefit of our present and former officers and directors with respect to claims arising from actions or omissions occurring before the merger. This insurance must contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as the coverage currently provided to these individuals, subject to the limitation that we will not be required to spend an amount in any year that is more than 300% of the aggregate annual premiums we currently pay for this insurance.

Item 16. Exhibits and Financial Statement Schedules.

     (a) The following is a list of exhibits filed as a part of this registration statement.

Exhibit No.	Description
4.1	Amended and Restated Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004.

4.2	Amended and Restated Bylaws of the Registrant, incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004.

4.3	Registration Rights Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto, incorporated by reference to the Registrant’s Form 8-K/A filed with the SEC on November 2, 2004.

4.4	Amended and Restated Registration Rights Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto, incorporated by reference to the Registrant’s Form 8-K/A filed with the SEC on November 2, 2004.

4.5	Voting Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto, incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004.

4.6	Voting Agreement, dated as of September 30, 2004, between the Registrant and MatlinPatterson Global Opportunities Partners, L.P., incorporated by reference to Exhibit 2.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004.

5.1+	Opinion of Akin Gump Strauss Hauer & Feld LLP.

5.2+	Opinion of Robinson Bradshaw & Hinson, P.A.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.3+	Consent of Akin Gump Strauss Hauer & Feld LLP. Reference is made to Exhibit 5.1.

Exhibit No.	Description
23.4+	Consent of Robinson Bradshaw & Hinson, P.A. Reference is made to Exhibit 5.2.

24.1*	Power of Attorney (included on signature page).

*Filed herewith.

+To be filed by amendment.

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on the 29th day of October, 2004.

COMSYS IT PARTNERS, INC.
By:	/s/ Joseph C. Tusa, Jr.
Name:	Joseph C. Tusa, Jr.
Title:	Senior Vice President and Chief Financial Officer

     Each person whose signature appears below hereby constitutes and appoints David L. Kerr, Margaret G. Reed and Joseph C. Tusa, Jr., and each of them, with the power to act without the other, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign on his behalf individually and in each capacity stated below any or all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits and other documents relating thereto, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on October 29, 2004.

Signature	Title
/s/ Michael T. Willis	Chairman of the Board, Chief Executive Officer and President

Michael T. Willis

/s/ Joseph C. Tusa, Jr.	Senior Vice President and Chief Financial Officer

Joseph C. Tusa, Jr.

/s/ Larry L. Enterline	Director

Larry L. Enterline

/s/ Frederick W. Eubank II	Director

Frederick W. Eubank II

/s/ Ted A. Gardner	Director

Ted A. Gardner

/s/ Victor E. Mandel	Director

Victor E. Mandel

/s/ Kevin M. McNamara	Director

Kevin M. McNamara

/s/ Christopher R. Pechock	Director

Christopher R. Pechock

S-1

Signature	Title
/s/ Arthur C. Roselle	Director

Arthur C. Roselle

/s/ Elias J. Sabo	Director

Elias J. Sabo

S-2

COMSYS IT PARTNERS, INC.
EXHIBIT INDEX

Exhibit No.	Description
4.1	Amended and Restated Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004.

4.2	Amended and Restated Bylaws of the Registrant, incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004.

4.3	Registration Rights Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto, incorporated by reference to Exhibit 4.2 of the Registrant’s Form 8-A/A filed with the SEC on November 2, 2004.

4.4	Amended and Restated Registration Rights Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto, incorporated by reference to Exhibit 4.3 of the Registrant’s Form 8-A/A filed with the SEC on November 2, 2004.

4.5	Voting Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto, incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004.

4.6	Voting Agreement, dated as of September 30, 2004, between the Registrant and MatlinPatterson Global Opportunities Partners, L.P., incorporated by reference to Exhibit 2.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2004.

5.1†	Opinion of Akin Gump Strauss Hauer & Feld LLP.

5.2†	Opinion of Robinson Bradshaw & Hinson, P.A.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.3†	Consent of Akin Gump Strauss Hauer & Feld LLP. Reference is made to Exhibit 5.1.

23.4†	Consent of Robinson Bradshaw & Hinson, P.A. Reference is made to Exhibit 5.2.

24.1*	Power of Attorney (included on signature page).

*Filed herewith.

†To be filed by amendment.

E-1